Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement on Form S-8 of U.S. Bancorp relating to the 2007 Stock Incentive Plan, the U.S. Bancorp Executive Employees Deferred Compensation Plan, the U.S. Bancorp 2005 Executive Employees Deferred Compensation Plan, the U.S. Bancorp Outside Directors Deferred Compensation Plan and the U.S. Bancorp 2005 Outside Directors Deferred Compensation Plan, of our reports dated February 23, 2007, with respect to the consolidated financial statements of U.S. Bancorp, U.S. Bancorp’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of U.S. Bancorp, included in the Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
April 18, 2007
Minneapolis, Minnesota